APPENDIX IV-2

(as amended October 29, 2013)

LIST OF FUNDS

SERVICES & FEES

This Appendix IV-2, as amended, is part of the Fund Services Agreement between Advisors Preferred Trust and Gemini Fund Services, LLC.  Set forth below are the Services elected by the Fund(s) identified on this Appendix IV-2 along with the associated Fees.

EFFECTIVE DATE

The Effective Date for the Funds set forth on this Appendix IV-2, as amended, shall be October 29, 2013.

COVERED FUNDS

The Funds to be covered under this Agreement include:

Fund Name	Board Approval Date
The Gold Bullion Strategy Fund	April 9, 2013
The Gold Bullion Strategy Portfolio	April 9, 2013
Quantified Managed Bond Fund	August 1, 2013
Quantified All-Cap Equity Fund	August 1, 2013
Quantified Market Leaders Fund	August 1, 2013
Quantified Alternative Investment Fund	August 1, 2013

Funds with the same investment adviser (or sub-adviser) are collectively referred to as a “fund family”

SELECTED SERVICES and FEES

1.  The Fund(s) shall pay to GFS an annual fee equal to:*

30 basis points (0.30%) on the first $100 million of net assets;

25 basis points (0.25%) on net assets from $100 million to $500 million;

20 basis points (0.20%) on net assets from $500 million to $1 billion;

15 basis points (0.15%) on net assets from $1 billion to $2 billion; and

10 basis points (0.10%) on net assets above $2 billion;

*(Basis point fees will be calculated based upon the average net assets of each fund family for the previous month.)

for all operational services, including, but not limited to, Fund Accounting, Fund Administration, Transfer Agency, Legal Fees, Audit Fees, Compliance Services and Custody Fees.

The foregoing notwithstanding, the parties acknowledge that GFS would normally require a minimum annual fee of $125,000, and that GFS has waived the $125,000 minimum annual fee with the understanding that the following funds (collectively, the “Additional Funds”):

Quantified All-Cap Equity Fund;

Quantified Managed Bond Fund;

Quantified Market Leaders Fund; and

Quantified Alternative Investment Fund

will be added to the fund family subject to this Appendix IV-2 no later than December 31, 2013.  If the Additional Funds have not joined the fund family and become subject to the terms of this Appendix IV-2 on or before December 31, 2013, a minimum annual fee of $125,000 shall be reinstituted effective January 1, 2014.

2.  Additional Charges:

a. Data De-Conversion Fee.  Each fund shall pay a data de-conversion fee in the amount of $10,000.00 upon a cancellation or termination of this Agreement for any reason other than liquidation of the Fund

Signature Page Follows

The parties hereto agree to the Services and associated fees for the Fund(s), effective as set forth in this Appendix IV-2 to the Fund Services Agreement.

ADVISORS PREFERRED TRUST

By:

/s/ Catherine Ayers-Rigsby

Catherine Ayers-Rigsby

President

GEMINI FUND SERVICES, LLC

By:  /s/ Andrew Rogers

Andrew Rogers

Chief Executive Officer

The undersigned investment adviser hereby acknowledges and agrees to the terms of this Fund Services Agreement.

Advisors Preferred LLC

1445 Research Blvd., Suite 530

Rockville, MD  20850

By: /s/ Catherine Ayers-Rigsby

Name: Catherine Ayers-Rigsby

Title: Chief Executive Officer